Filed by Sterling Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company:
Farnsworth Bancorp, Inc.
(Commission File No.  0-24621)
Date: December 8, 2006
On December 7, 2006, Sterling Bank issued the following press release:

News Release

FOR IMMEDIATE RELEASE

DATE:	December 7, 2006

CONTACT:	Robert H. King, President and CEO
Sterling Banks, Inc./Sterling Bank (856) 273-5900

Sterling Bank Provides Update Regarding Regulatory Matters

Mount Laurel, NJ, December 7, 2006 -- Sterling Bank (NASDAQ: STNJ) announced that due to the expected timing of regulatory approvals relating to the formation of a holding company, Sterling Banks, Inc., and the acquisition of Farnsworth Bancorp, Inc., the completion of the transactions is not expected to occur in 2006 as previously anticipated. However, Sterling Bank hopes to complete the holding company reorganization and the merger during the first quarter of 2007, subject to shareholder and regulatory approval.

Sterling Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $335 million as of September 30, 2006. Sterling Bank's main office is located in Mount Laurel, New Jersey, and its six other Community Banking Centers are located in Burlington and Camden Counties in New Jersey. Sterling Bank began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in its market area. The Bank's deposits are insured to the applicable regulatory limits per depositor by the Federal Deposit Insurance Corporation. Sterling Bank is a member of the Federal Reserve System. The common stock of Sterling Bank is traded on the NASDAQ Capital Market under the symbol "STNJ". For additional information about Sterling Bank visit our website at http://www.sterlingnj.com.

This news release may contain certain forward-looking statements, such as statements of the Bank’s plans, objectives, expectations, estimates and intentions. Forward-looking statements may be identified by the use of words such as “expects,” “subject,” “believes,” “hopes,” “will,” “intends,” “will be” or “would.” These statements are subject to change based on various important factors (some of which are beyond the Bank’s control). Readers should not place undue reliance on any forward-looking statements (which reflect management’s analysis only as of the date of which they are given).

Sterling Bank, and its directors and executive officers, may be deemed to be “participants” in Sterling Bank’s solicitation of proxies in connection with the proposed holding company reorganization and merger. Information regarding the names of directors and executive officers and their respective interests in Sterling Bank by security holdings or otherwise is set forth in Sterling Bank’s proxy statement relating to the 2006 annual meeting of shareholders, which may be obtained free of charge at Sterling Bank’s website at http://www.sterlingnj.com or by calling R. Scott Horner, Secretary, at 865-273-5900.

Sterling Banks, Inc. amended its Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (SEC) on April 28, 2006 (File No. 333-133649), which now contains the definitive proxy materials of Farnsworth Bancorp, Inc. and Sterling Bank and certain other information regarding Sterling Bank. Sterling Bank has also filed its proxy materials with the Federal Reserve Board. These proxy materials describe the material details of the holding company reorganization and merger. Investors can obtain a copy of Sterling Bank’s proxy materials free of charge at the SEC's Web site at www.sec.gov. Investors are urged to carefully read the proxy materials when filed with the SEC because they will contain important information. Investors should read the proxy materials before making a decision regarding the merger.

The foregoing communication does not constitute an offer to sell any securities and is not a solicitation of an offer to buy any securities. Such an offer will only be made by means of a prospectus.